UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On March 18, 2025, Belite Bio, Inc announced its 2025 annual general meeting of shareholders and made available to its shareholders certain materials in connection with such meeting. Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

This Report on Form 6-K shall be deemed to be incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit 99.1 — Notice of Annual General Meeting of Shareholders dated March 18, 2025

Exhibit 99.2 — Proxy Statement dated March 18, 2025

Exhibit 99.3 — Proxy/Voting Card for Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: March 18, 2025